

07003575



SEC MAIL
SECURITI
RECEIVED
MAR - 1 2007
PROCESSING
WASH, D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THREE CRWONS CAPITAL (BERMUDA) LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

JARDINE HOUSE, 4TH FLOOR 33-35 REID STREET
(No. and Street)

HAMILTON (City) BERMUDA (State) HM12 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER RUBINROIT, LLC
(Name – *if individual, state last, first, middle name*)

100 QUENTIN ROOSEVELT BOULEVARD (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HARALD EKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THREE CROWNS CAPITAL (BERMUDA) LTD, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



JEFFREY B. GILBERT
Notary Public, State of New York
No. 01GI-4695212
Qualified in Nassau County
Term Expires June 30, 20 07

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
516.542.6300
Fax: 516.542.9021

NEW YORK CITY
805 Third Avenue
10th Floor
New York
New York 10022
212.792.6300
Fax: 212.792.6350



JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of
Three Crowns Capital (Bermuda) Limited:

We have audited the accompanying statement of financial condition of Three Crowns Capital (Bermuda) Limited as of December 31, 2006, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Three Crowns Capital (Bermuda) Limited as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

February 23, 2007

THREE CROWNS CAPITAL (BERMUDA) LIMITED

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	113,066
Investment in equities		50,020
Promissory notes		20,385
Property and equipment, net		471
Other assets		19,500
	$	203,442

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	10,135
Due to related party		26,278
		36,413
Commitment and contingencies		
Members' equity		167,029
	$	203,442

The accompanying notes are an integral part of the financial statements.

THREE CROWNS CAPITAL (BERMUDA) LIMITED

Notes to Financial Statements

December 31, 2006

1. Business Organization

Three Crowns Capital (Bermuda) Limited (the "Company") is a registered broker-dealer with the Securities and Exchanges Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. The Company provides advisory services to unlisted biotech companies with respect to raising equity capital. The Company received its NASD membership on March 29, 2004, and commenced operations shortly thereafter.

2. Significant Accounting Policies

Cash and cash equivalents - The Company considers its investments in financial instruments, with maturities of three months or less to be cash equivalents.

Fixed assets - Fixed assets are stated at cost and are depreciated using an accelerated method over their estimated useful lives.

The Company's fixed assets consist of office furniture which is depreciated over seven years. As of December 31, 2006, the cost basis and accumulated depreciation of these assets was $720 and $249, respectively.

Revenue recognition - Revenue from advisory and placement services is recognized when the transaction closes and realization is reasonably assured. Retainer fees are recognized over the period in which services are rendered. The Company did not earn such fees during 2006.

Income taxes - No provision has been made for income taxes. The Company is a Limited Liability Company under Bermuda law and accordingly is not liable for income taxes.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of investments - Investments are valued at cost. The values assigned to these investments do not necessarily represent amounts which might ultimately be realized upon the sale or other disposition, since such amounts depend on future circumstances and cannot reasonably be determined until the actual liquidation occurs. Because of the inherent uncertainty of valuation for these investments, the estimate of fair values may differ from the values that would have been used had a ready market for these investments existed, and the differences could be material.

3. Investment in Equities

As of December 31, 2006, the Company's investment in equities is comprised of the following investments in Cumbre, Inc. ("Cumbre"), an entity the Company has a fee arrangement with:

50,000 shares of Series C Preferred Stock	$	50,000
Warrant to purchase 4,077 shares of A-1 preferred stock, for $1 strike price		20
	$	50,020

4. Promissory Notes

During the year, pursuant to a Note and Warrant Purchase Agreement, the Company received two Senior Convertible Promissory Notes ("Notes") in the amount of $10,192.40 each from Cumbre. The Notes accrue simple interest at a rate of 8% per annum from the origination date of the Notes until such principal is paid or converted to stock. The Notes mature on August 30, 2007. Upon maturity, the outstanding principal plus accrued interest is due, if the principal has not been converted to stock as outlined in the underlying Senior Convertible Promissory Note Agreements. As of December 31, 2006, the outstanding principal balance was $20,385.

Subsequent to year end, the Company received another note from Cumbre in the amount of $11,438. The terms of the note are the same as the previous notes issued, as disclosed in the paragraph above.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, not exceed 15:1. At December 31, 2006, the Company had regulatory net capital of $76,653 which was $71,653 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .48:1.

6. Related Party Transactions

The amount due to related party represents the amount due to Three Crowns Capital (Research) Ltd. (the "Affiliate"), a United Kingdom entity which provided certain research functions for the Company in connection with the Company's advisory services during 2005. A director of the Affiliate is also a member of the Company. As of December 31, 2006, the unpaid balance was $26,278.

One of the directors of the Company is a partner in a law firm retained by the Company as general counsel.

7. Realized gain on Sale

The realized gain on sale represents income the Company made on the sale of Rinat Neuroscience Corporation ("Rinat") shares which they received when the underlying warrants the Company was holding were converted to stock following the sale of Rinat to Pfizer, Inc. during 2006.

8. Commitments and Contingencies

Leases - The Company leases office space and administrative services from their accountant. There is no formal agreement in place pertaining to duration and rent is on a month-to-month basis. For the year ended December 31, 2006, rent expense was $10,000.

Litigation - The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no claims outstanding that management believes is likely to have a material adverse effect upon the financial statements of the Company.

Fee income - The Company has fee income arrangements with various biotech companies where it earns advisory fee income based on the capital raised for the corresponding company. In addition to fee income, the Company may receive warrants to purchase the respective company's stock based on the terms in the underlying agreement as noted below.

Warrants - The Company received a warrant to purchase 300,000 shares of Series B Preferred Stock of ChemoCentryx, Inc., ("CC") at an exercise price equal to $2.60, which expires based on the terms of the underlying agreement.

The Company received a warrant to purchase 1,170,509 shares of Preferred Stock of Five Prime Therapeutics, Inc., ("FPT") at an exercise price equal to the share price of the respective financing, which expires based on the terms of the underlying agreement.

The Company received a warrant to purchase 2,025,000 shares of Series C Preferred Stock of Cumbre, Inc., at an exercise price equal to the share price of the respective financing, which expires based on the terms of the underlying agreement.

As of December 31, 2006, these warrants have not been exercised; therefore they have not been recorded since there is no value attributable to them.

END